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    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 21, 1997

                                                     COMMISSION FILE NO. 0-14633
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT

                        PURSUANT TO SECTION 14(D)(4) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

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                     DAMSON/BIRTCHER REALTY INCOME FUND-II,
                              LIMITED PARTNERSHIP
                           (NAME OF SUBJECT COMPANY)

                     DAMSON/BIRTCHER REALTY INCOME FUND-II,
                              LIMITED PARTNERSHIP
                      (NAME OF PERSON(S) FILING STATEMENT)

                         LIMITED PARTNERSHIP INTERESTS
                         (TITLE OF CLASS OF SECURITIES)



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                     (CUSIP NUMBER OF CLASS OF SECURITIES)



                               DAVID J. WOHLBERG
                     TROY & GOULD PROFESSIONAL CORPORATION
                       1801 CENTURY PARK EAST, SUITE 1600
                         LOS ANGELES, CALIFORNIA 90067
                                 (310) 553-4441
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE AND
          COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

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ITEM 1.  SECURITY AND SUBJECT COMPANY

     This statement relates to the limited partnership interests ("Interests") of Damson/Birtcher Realty Income Fund-II, a Delaware Limited Partnership (the "Partnership"), whose principal executive offices are located at 27611 La Paz Road, P.O. Box A-1, Laguna Niguel, California 92677-0100.

ITEM 2.  TENDER OFFER OF THE BIDDER

     This statement relates to a tender offer (the "Offer") by Grape Investors, LLC, a Delaware Limited Liability Company ("Grape Investors"), whose principal executive offices are located at 1650 Hotel Circle North, Suite 200, San Diego, California 92108.

ITEM 3.  IDENTITY AND BACKGROUND

     (a) This statement is being filed by the Partnership, whose business address is 27611 La Paz Road, Laguna Niguel, California 92656.

     (b) In March of this year, the Partnership's limited partners consented to dissolve the Partnership and liquidate its remaining properties. The Partnership currently is actively marketing its properties for sale. Limited partners who tender to Grape Investors will not receive any proceeds from the sale and liquidation of the Partnership's properties or any distributions from operations pending completion of the liquidation. In its Schedule 14D-1 filed on June 10, 1997 with the Securities and Exchange Commission (the "Commission"), as amended by Amendment No. 1 thereto filed with the Commission on August 8, 1997 (as so amended, the "Schedule 14D-1"), Grape Investors represents that it has no present plan or intention with respect to a liquidation, sale of assets or refinancing of the Partnership's properties. Based on this representation, the Partnership believes that its liquidation and eventual dissolution and winding up poses no actual or potential conflict with Grape Investors. The Partnership also is not aware of any actual or potential conflict between Grape Investors and the Partnership's general partner or its other affiliates.

     There is no material contract, agreement, arrangement or understanding between the Partnership and Grape Investors.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

     (a) The Partnership recommends that limited partners reject the Offer.

     (b) The Partnership's recommendation that limited partners reject the Offer is based on the factors set forth in the letter to limited partners attached as an exhibit to this Schedule and incorporated herein by reference.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     The Partnership has retained The Herman Group of Dallas, Texas, to provide investor relations services to the Partnership. As part of its ongoing services, The Herman Group will be available to respond to inquiries about the Offer at
(800) 657-8930. The Herman Group will make no solicitation or recommendation with respect to the Offer and will not be specifically compensated for responding to inquiries relating to the Offer.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     (a) Not applicable.

     (b) Certain family members of the partners of the Partnership's general partner own Interests representing less than 1% of all outstanding Interests. To the Partnership's knowledge, these individuals currently intend to hold their Interests and to not tender them in response to the Offer.

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ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a) There is no negotiation undertaken or underway by the General Partner or the Partnership in response to the Offer.

     (b) See the information in Item 3(b) of this Schedule regarding the sale and liquidation of the Partnership's properties currently underway, which information is incorporated herein by reference.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

     (a) Not applicable.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

     (a) Exhibit 99 -- Letter dated June 26, 1997 to the limited partners of the Partnership, as supplemented by letter dated August 21, 1997 from the Partnership to the limited partners.

     (b) Not applicable.

     (c) Not applicable.

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     Signature.  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

     DAMSON/BIRTCHER REALTY INCOME FUND-II,
     a Delaware limited partnership

     By: BIRTCHER/LIQUIDITY PROPERTIES
        General Partner
        Damson/Birtcher Realty Income Fund-II

        By: BIRTCHER INVESTORS,
           a California limited partnership

           By: BIRTCHER INVESTMENTS,
               a California general partnership,
               General Partner of Birtcher Investors

               By: BIRTCHER LIMITED,
                  a California limited partnership,
                  General Partner of Birtcher Investments

                  By: BREICORP,
                      a California corporation,
                      formerly known as Birtcher Real Estate Inc.,
                      General Partner of Birtcher Limited

                      By: /s/ ROBERT M. ANDERSON
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                          Robert M. Anderson
                          Executive Director
                          BREICORP

                          Date: August 21, 1997

         By: LF Special Fund I, L.P.,
           a California limited partnership

           By: Liquidity Fund Asset Management, Inc.,
               a California corporation,
               General Partner of LF Special Fund I, L.P.

               By: /s/ BRENT R. DONALDSON
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                  Brent R. Donaldson
                  President
                  Liquidity Fund Asset Management, Inc.

                  Date: August 21, 1997

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